UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         Bellwether Exploration Company
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    079895207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 079895207

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                   1,042,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                   1,042,700

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,042,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.488%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 079895207

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,042,700

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,042,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,042,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.488%

14       TYPE OF REPORTING PERSON*
                  IN





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



                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, $.01 par value (the "Shares"), of Bellwether Exploration Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1331 Lamar Street, Suite 1455, Houston, Texas 77010-3039.

Item 2.  Identity and Background

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of (i) Barberry is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Barberry is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

         To the best of Registrants' knowledge, except as set forth in this section, none of the executive officers of Barberry own any shares of the Issuer.

         Carl C. Icahn is the sole shareholder of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Barberry.

         None of Barberry, Carl C. Icahn nor any executive officer of Barberry, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

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



Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,042,700 Shares purchased by Barberry was $6,311,781 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry.

Item 4.           Purpose of Transaction

         Registrants acquired the Shares because they believe that they are undervalued compared to what Registrants believe is their intrinsic value. Registrants would consider acquiring additional Shares from time to time (in the open market or otherwise) depending on market conditions.

         In addition, Registrants may determine to sell Shares at any time or from time to time in the open market or otherwise. Registrants reserve their rights to change their plans any time.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of the business day on January 12, 2001, Registrants may be deemed to beneficially own, in the aggregate, 1,042,700 Shares, representing approximately 7.488% of the Issuer's outstanding Shares (based upon the 13,924,625 Shares stated to be outstanding as of September 30, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 13, 2000).

         (b) Barberry has sole voting power and sole dispositive power with regard to 1,042,700 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to all such Shares.

         Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market. The table excludes commissions paid.

                                    No. of Shares             Price
Name               Date             Purchased                 Per Share
----               ----             ---------                 ---------
Barberry           1/04/01           30,000                    7.6783



Barberry           1/05/01           30,500                    7.9667

Barberry           1/08/01           80,500                    8.3314

Barberry           1/09/01           40,000                    8.2055

Barberry           1/10/01           31,200                    8.6639

Barberry           1/11/01           75,000                    8.9017

Barberry           1/12/01          100,500                    9.0567


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

                  i.                Joint Filing Agreement of the Registrants


                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2001

BARBERRY CORP.

By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

[Signature Page of Schedule 13D with respect to Bellwether Exploration Co.]

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


                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Bellwether Exploration Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of January, 2001.

BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


      [Joint Filing Agreement for Schedule 13D with respect to Bellwether
                                Exploration Co.]

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